THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq. +	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

March 19, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:      Daniel Morris, Attorney Advisor
Michelle Lacko, Staff Attorney

RE:        Smart Kids Group, Inc.
Registration Statement on Form S-1
Filed September 30, 2008
File No.: 333-153294

Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s third comments in its letter dated February 26, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

General

1.	The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Per Comment #1, the financial statements, and all references throughout the registration statement to financial items, have been updated accordingly.

Cover

2.
We note that you will be applying to the OTCBB. Please revise the third paragraph on the cover page to delete reference to the pink sheets. Please make similar revisions throughout the prospectus as appropriate.

Per Comment #2, all references to the pink sheets have been removed throughout the registration statement.

Summary – General, page 2

3.	Please clarify the meaning of the term “digital media site” and explain how it differs from a conventional website.

Per Comment #3, all references to “digital media sites” have been removed in favor of the conventional term “website”, in an effort to eliminate confusion.

4.
Please revise the second paragraph of this section to describe the nature of your license. It appears that you hold a license to use existing content and to develop new content using certain characters. We note, for instance, that you disclose in the first sentence under “Summary of Our Products” that you “license and produce certain content.” Please revise to clarify.

Per Comment #4, this section has been revised for clarity.

5.
We note your response to prior comment 5. Please provide additional discussion in the Summary section regarding your strategy for generating revenues from your digital media assets, website and character based merchandise. Also, describe how you intend to generate revenues through your education and information services, digital media games and downloadable books and videos. For each product, you should provide clear and concise disclosure regarding your existing marketing and distribution channels. Similarly, revise your Description of Our Business section to describe in detail this aspect of your business.

Per Comment #5, additional discussion on this topic has been added to the identified sections.

6.
Refer to the third paragraph on page 2. Please revise to briefly describe the sources of your digital media content, including educational and informational books, songs and videos. Discuss any quality controls you will implement to ensure the accuracy of the information available on your website. If material, please discuss any copyright-related issues. Similarly, revise your Description of Our Business section to describe in detail this aspect of your business.

Per Comment #6, additional discussions on these topics have been added to the identified sections.

7.	Please disclose whether you intend to provide free content on your website.

Per Comment #7, our plans include provisions for some free content. We will allow 30 day free access to our website on a trial basis during which time any user will be available to download a few (3-6) samples of music or videos. In addition, we anticipate that our sponsored segments will allow free download of their content. Members will have free access to the same information after their 30 day trial. To date, no contractual arrangements or agreements have been made for any corporate sponsorship, nor have there been any discussions.

Additional discussions on these topics have been added to the identified sections.

8.
We note your response to previous comment 7. Please revise to identify the website ranking service you will use to determine whether you are ranked first in website rankings and describe the ranking criterion. In addition, describe the method you will use to determine that you are the “preferred online community” visited by 6-12 year olds.

Per Comment #8, this language has been removed and revised accordingly.

9.
Please revise the Summary section to disclose that “Be Alert Bert” is currently broadcasting in South America and Europe and to more clearly explain why you are not generating revenues from the current broadcasting of “Be Alert Bert”. Also, please include a discussion of the company’s plans to negotiate renewals relating to these broadcasts.

Per Comment #9, these disclosures have been added and revised for further clarity and clearer explanation.

Summary of Our Products, page 2

10.
Please briefly describe the specific steps you have taken to develop the new television series “The Adventures of Bert and Clare” and an expected timeline for completion. In addition, please revise this section to provide similar disclosure regarding the company’s character-based merchandise, the website for kids, the planned franchised retail outlets, the physical fitness products and any other significant projects.

Per Comment #10:

With respect to The Adventures of Bert and Clare, our founder, Richard Shergold has written all planned segments and scripts for the series. However, due to lack of operating capital and cash available, production of the series has not commenced. If we are successful in attaining funding within the first three quarters of 2009, we anticipate that the production process will be completed with a planned completion date of first quarter of 2010. However, inability to attain financing will further inhibit us from realizing this product line’s completion.

With respect to our contemplated new website, Live at the Hive, the site is architected and outlined for development. However, due to lack of operating capital and cash available, website construction has not commenced. If we are successful in attaining funding, we anticipate that the website’s construction and launch will be completed by the third quarter of 2009. However, inability to attain financing will further inhibit us from completing and launching the website.

Our plans for character-based merchandising are contingent upon our ability to obtain financing. We anticipate that we will commence such operations in the fourth quarter of 2009; however, inability to attain financing will further inhibit us from achieving this target date.

Our plan for Kiosks and retail outlet franchises has been developed and is still in the concept stage. Our ability to realize such operations is contingent upon our ability to attain sufficient financing, as well as the initial success of our flagship product lines. Acceptance of our product lines by the marketplace is a crucial component to the fruition of these operations.

Additional discussions on these topics have been added to the identified sections in the registration statement.

Business Objectives, page 3

11.
You state that your primary objective is to establish international brand recognition. However, there are several shorter term objectives which must be accomplished in the interim. Please revise this section to provide a realistic presentation of your intermediate objectives.

Per Comment #11, this section has been revised.

Licensing Agreement, page 3

12.
Refer to the third sentence of this section. Please revise your disclosure to clarify whether a worldwide exclusive royalty-free license was received or granted by the company. Please make similar changes throughout the prospectus.

Per Comment #12, this disclosure has been revised throughout the registration statement.

13.
Please revise your filing to discuss the method that will be used to determine the fair market value of the licensed products in the event SKIH extends the sublicense agreement in perpetuity. Define the term “SKGP” the first time it is used in the document or correct throughout the filing.

Per Comment #13, these revisions have been made.

Organizational History, page 3

14.
We note that the term “EDUtainment” appears at time in this prospectus. However, it is unclear whether your “EDUtainment” products and “digital media assets” are the same thing. Please revise your language for consistency and clarity.

Per Comment #14, revisions have been made for accuracy and consistency purposes.

Our History Of Losses Is Expected To Continue, page 6

15.
We note your response to previous comment 11. Please revise your disclosure to state whether any of the anticipated $12 million in additional financing will be used to develop and market your character-based merchandise, website for kids or planned franchised retail outlets or provide separate disclosure regarding the timeline and funding for these products.

Per Comment #15, this disclosure has been revised to clarify what will be covered by the $12 million of intended necessary financing.

There exists uncertainty with regards to our ability…page 9

16.	Refer to the third sentence on page 10. Please clarify whether you have a current application pending with the U.S. P.T.O.

Per Comment #16, there are currently no patent applications pending with the U.S. P.T.O. Appropriate revisions have been made to this risk factor.

Selling Stockholders, page 14

17.	Refer to footnote 1. Where the shares are jointly owned, please identify the individual(s) possessing dispositive control or voting control over the securities.

Per Comment #17, to the best of the Company’s knowledge, none of the shares identified in the Selling Stockholder Table are jointly owned.

Relationships, page 19

18.
We note your response to prior comment 13. Exhibit 10.9 appears to be incomplete. In your next amendment, please file the complete agreement, signed by all parties to the agreement, and without blank spaces. Note that the agreement should be formatted and filed such that words at the margins of the pages are not obscured or otherwise incomplete.

Per Comment #18, the completed and executed agreement has been filed as Exhibit 10.9.

19.	Refer to the third sentence in this section. Please expand your disclosure to describe Reich Brothers’ responsibilities under the Advisory Agreement once the registration statement becomes effective.

Per Comment #19, this disclosure has been expanded in this appropriate section.

20.
We note your disclosure in the second paragraph of this section. If Reich Brothers is an affiliate of a broker-dealer, please disclose, if true, that Reich Brothers acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that Reich Brothers is an underwriter.

Per Comment #20, please be advised that Reich Brothers is not, in any way, an affiliate of a broker-dealer. Reich Brothers acquired its shares for the disclosed consulting services it performed for the Issuer, and to the best of the Company’s knowledge, received stock in lieu of cash payment with a view towards investment and retention, not distribution.

Directors, Executive Officers, Promoters and Control Persons, page 21

21.	Please revise to expand your description of the relevant work experience of each of your directors and executive officers during the past five years. Refer to Item 401(e) of Regulation S-K.

Per Comment #21, we respectfully inform the Commission that the totality of the work experience of the listed directors and executive officers has already been disclosed. The Company is not able to expand upon the disclosures except to the extent required by Comments #22 and #23 below.

22.
Please provide additional disclosure regarding the 54 TV series shows credited to Mr. Shergold from 1992 to 2001. Specifically, please describe in greater detail Mr. Shergold’s responsibilities with respect to these shows.

Per Comment #22, additional disclosure has been added to Mr. Shergold’s biography.

23.
You state that Mr. Ruppanner has served as “lead executive” for several public and private companies since 1995. However, it appears that Mr. Ruppanner worked only as a consultant during this period. Please expand your discussion of this portion of Mr. Ruppanner’s work history to clarify.

Per Comment #23, this disclosure has been expanded in the registration statement.

Employment Agreements, page 25

24.
We note your response to prior comment 16. Please create a risk factor to discuss the difficulties of managing a public company, including establishing acceptable internal controls surrounding financial reporting, and executing a business plan, in light of the fact that two of your key employees are primarily engaged in software development.

Per Comment #24, a risk factor has been added as directed.

Websites, page 29

25.
Please revise the second paragraph to clarify, if true, that the “Live at the Hive” website is intended to be your primary interface with the public and will be the website through which your digital media will be provided. Please make similar revisions throughout the Summary.

Per Comment #25, this revision has been made throughout the registration statement.

The TV Series: “Be Alert Bert”, page 29

26.
Please revise to disclose the approximate expiration dates of the one-time broadcast sales by Mr. Shergold and the anticipated amounts of future revenues that the company expects to receive after renegotiating the rights to these broadcasts. In addition, please disclose whether the company expects to continue making one-time sales or expects to make future sales on different terms. Please revise accordingly.

Per Comment #26, these disclosures have been revised in accordance with this comment.

Merchandising, page 30

27.
Your disclosure in the first sentence under this section is unclear. Do you mean that the show is popular now or that it will be popular in the future? Please revise to clarify. In addition, please substantiate any claims made with respect to the show’s current popularity.

Per Comment #27, the disclosure has been revised for clarity as directed.

28.
You state that you expect to complete your “merchandising plan” by the fourth quarter of 2009. Do you expect that you will bring merchandise to market in 2009 or merely that you will finalize the merchandising portion of your business plan? Please revise for clarity.

Per Comment #28, this statement has been revised to clarify that we intend to complete our plan of operations as it relates to merchandising by the fourth quarter of 2009. We anticipate that, contingent upon successful financing, we will bring the merchandise to market by late 2010.

Upcoming Development Plans, page 32

29.	Please expand to discuss your milestones in detail, rather than in sketch form. For instance:

•	Discuss how and when you will acquire the movies, games, songs, etc. that will be downloadable from the website;
•	Provide a more complete description of the barter method and whether you have had success with this method in the past;
•	Revise to explain what it means to “complete [kiosk] project design”, and whether additional steps and funding will be necessary to roll out the kiosks;
•	Describe the specific steps you will take to license the new series domestically and internationally;
•	Disclose how you will use any existing marketing and distribution channels and how you will acquire new ones;
•	Disclose whether you will need to hire additional employees or independent contractors or salesmen; and
•	Revise the plan to update your progress during this calendar year.

Please note that this list is not all-inclusive. Instead, the above are examples of the nature of the revisions you should make. Because you have very limited operations at present, it is important that you provide investors with a detailed and realistic plan of operations for the next twelve months. Please revise accordingly.

Per Comment #29, this section has been revised.

Summary of Product Development and Profitability, page 33

30.
Please revise your table to provide greater detail regarding specific milestones and the funds required to meet them. In addition, please clarify the difference between “designed” status and “planned” status.

Per Comment #30, the table has been revised.

Liquidity and Capital Resources, page 38

31.
We note your response to previous comment 24 and reissue. Please disclose quantitative information relating to your overhead expenses and cash flow to date, including the average amounts spent on administrative costs, legal fees and filing fees. Provide additional discussion regarding the arrangements you have made to pay certain necessary service providers as soon as you are able to successfully obtain financing, including the names of the service providers and the services provided. Provide quantitative information regarding the overhead fees currently being paid by your officers and directors.

Per Comment #31, this section has been revised to disclose as directed.

Director Independence, page 42

32.
We note your response to prior comment 25. Please create a risk factor to discuss the risks associated with the fact that the company has no independent directors and no independent audit or compensation committee.

Per Comment #32, this risk factor has been added.

Part II, page 45

Item 15. Recent Sales of Unregistered Securities, page 45.

33.
Refer to the final paragraph on page 46. You state that the company received an aggregate of $177,100 from stock subscription agreements “wherein upon the Company raising additional capital, these amounts are immediately convertible at ten (10) cents per share into 1,346,000 and 420,000 common shares”. Please revise the quoted language for sense and explain why there are two separate conversion amounts (1,346,000 and 420,000).

Per Comment #33, this disclosure has been revised. In aggregate, there are currently $177,100 in convertible securities outstanding, which are convertible, in aggregate, into 1,771,000 shares of common stock.